Exhibit 8.1

SUBSIDIARIES OF RADVISION LTD.

RADVISION Ltd. has the following wholly-owned subsidiaries:

1.	RADVISION Inc. (incorporated in New Jersey, the United States of America)

2.	RADVISION B.V. (incorporated in the Netherlands)

3.	RADVISION (HK) Ltd. (incorporated in Hong Kong)

4.	RADVISION (UK) Ltd. (incorporated in the United Kingdom)

5.	RADVISION Communication Development (Beijing) Co. Ltd. (incorporated in China)

6.	RADVISION Japan KK (incorporated in Japan)

7.	RADVISION France S.A.R.L (incorporated in France)

8.	RADVISION GmbH (incorporated in Germany)

9.	RADVISION Government Services, Inc (incorporated in Delaware, the United States of America, as a wholly-owned subsidiary of RADVISION Inc.)

10.	RADVISION S.r.l (incorporated in Italy)

11.	RADVISION ESPAÑA, S.R.L. (incorporated in Spain)

12.	RADVISION India Private Ltd (incorporated in India)